

April 28, 2021

COUNTERTOPSMART, INC.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by CountertopSmart, Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://countertopsmart.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

<h1>TABLE OF CONTENTS</h1>

<h2 style="text-align:center">ABOUT THIS FORM C-AR</h2>

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents**.**

<h2 style="text-align:center">CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS</h2>

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

CountertopSmart, Inc. is a Delaware Corporation was incorporated in Delaware on January 15, 2019. The Company was previously a Delaware LLC registered on May 17, 2016. The Company had undergone an entity classification change and restructuring from LLC to Corporation.

The Company is located at 5103 Hedgewood Drive, Austin, TX, United States.

The Company's website is https://countertopsmart.com

The Company conducts business in all 50 U.S. states.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/countertop-smart and is attached as Exhibit B to this Form C-AR.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. Over a four day from March 28th through April 2nd 2020, the City of Austin banned all non-essential construction within city limits, effectively closing all of the Austin sellers on CountertopSmart to the general public. Though overturned by the Texas Governor, any future federal, state, or municipal order reinstating a similar ban on construction would adversely affect CountertopSmart revenue.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 15,000,000 shares of common stock, of which 9,833,517 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Zach House, our CEO, Dustin Lancaster, and our VP or Engineering. The Company has or intends to enter into employment agreements with Zach House, Dustin Lancaster, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of the aforementioned people, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

The Company is a direct-to-consumer, business-to-business, and wholesale global operation that produces houseware goods designed for optimal portability and sustainability. The Company's headquarters are in Austin, TX. The company began operations in 2016.

Business Plan

CountertopSmart currently generates revenue by taking 50% of the sale price of each piece of stone sold through CountertopSmart, or sold directly to a CountertopSmart-generated lead. In addition, CountertopSmart charges a $2/stone inventory fee to all sellers on CountertopSmart.com, which is booked as revenue.

The Company's Products and/or Services

Product / Service	Description	Current Market
Lead Generation for Small projects	An online marketplace for fabricators to sell "partial slabs" to homeowners, construction professionals, and real estate professionals.	City-specific marketplaces targeting homeowners, construction, and real estate professionals.

Competition

The Company faces no direct competition.

Customer Base

Currently 70% homeowners, 25% construction professionals (contractors, remodelers, interior designers, countertop fabricators, cabinet shops), 5% real estate professionals.

Supply Chain

We obtain our online searchable inventory from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

The Company does not own any patents or trademarks.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

DIRECTORS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Zachary House	CEO, Director	House & Earth LLC – Co-founder & President April 2016 – October 2017 CountertopSmart - CEO, April 2016-Present	Tulane University - A.B. Freeman School of Business 2001 - 2005

Zachary House
Zach is a serial entrepreneur with over a decade of experience in the countertop industry.

Key Personnel

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Tazio Diehl	Director of Field Operations	CountertopSmart- COO, April 2016-Present	Lake Travis High School 1997 - 2001
Dustin Lancaster	VP of Engineering	CountertopSmart – VP of Engineering. July 2018 – Present EverlyWell – Director of Engineering. 2016 – 2018	Texas Tech University – BBA, MIS 2005-2009

Tazio Diehl
Tazio is a 2nd time founder with expertise in supply chain and inventory management.

Dustin Lancaster
Dustin has over a decade of experience working in software startups in senior and director level engineering roles.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 3 employees.

**CAPITALIZATION, DEBT AND OWNERSHIP**

Capitalization

The Company's authorized capital stock consists of 15,000,000 shares of common stock, $0.0001 per share (the "**Common Stock**") and 980,000 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 9,833,517 shares of Common Stock and 980,000 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	9,833,517
Par Value Per Share	0.0001
Voting Rights	1 Vote Per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	70.8%

Type	Series Seed 1
Amount Outstanding	980,000
Par Value Per Share	0.00001
Voting Rights	1 Vote Per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Preferred Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Equity Incentive Options
Amount Outstanding	1,626,494
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	The Options have an exercise price of $0.1 per share. The holder may exercise before 8/25/2030
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Options which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.7%

Type	Convertible Notes
Face Value	$455,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	The Notes have a valuation cap of $4,000,000, a 20% discount and a 5% interest rate
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.9%

Type	SAFEs
Face Value	$100,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	The Notes have a valuation cap of $5,000,000, and a 20% discount.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.6%

Type	Crowd SAFEs
Amount Outstanding	111,080*
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Upon a sale, or series of related sales, by the Company of equity securities in the Company for which the Company receives gross proceeds of not less than $10,000,000.00, the Company may elect to convert the Crowd SAFEs into a Shadow Series of equity securities in the Company at a maximum valuation of $8,500,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.6%

*This amount includes the fee of 2.0% of the Crowd SAFEs issued due to the intermediary for the offering.

Outstanding Debt

The Company has the following debt outstanding:

Type	PPP Loan
Amount Outstanding	$47,300
Interest Rate and Amortization Schedule	.98%
Description of Collateral	all Merchant Receivables and all accounts and payment intangibles
Other Material Terms	Loan subject to forgiveness under the CARES Act
Maturity Date	May 2022

Type	EIDL
Amount Outstanding	$59,200
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software
Other Material Terms	Payments of $289 due monthly
Maturity Date	May 2050

Type	Business Loan
Amount Outstanding	$57,171
Interest Rate and Amortization Schedule	Fixed Fee of $6,171
Description of Collateral	Company's Receivables
Other Material Terms	Company must repay loan each month in an amount of 15% of their receivables
Maturity Date	May 2050

Type	Business Loan*
Amount Outstanding	$10,000
Interest Rate and Amortization Schedule	None
Description of Collateral	None
Other Material Terms	Company intends to repay loan with proceeds from its Regulation CF offering
Maturity Date	None

*Lender, who is the father of Tazio Diehl, a co-founder of the Company, loaned $20,000 to the Company, but $10,000 has been repaid.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Zach House	5,462,000/Common Stock	50.80%
Tazio Diehl	3,558,000/Common Stock	33.09%

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Operations

The Company was incorporated in Delaware on January 15, 2019. The Company was previously a Delaware LLC registered on May 17, 2016. The Company had undergone an entity classification change and restructuring from LLC to Corporation. The Company is a direct-to-consumer, business-to-business, and wholesale global operation that produces houseware goods designed for optimal portability and sustainability.

Liquidity and Capital Resources

In April 2021, the Company conducted an offering pursuant to Regulation CF and raised $111,080.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Note	$100,000	1 Convertible Note	Staffing, sales & marketing, product development, software subscriptions	January 25, 2019	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Staffing, sales & marketing, product development, software subscriptions	May 2, 2019	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Staffing, sales & marketing, product development, software subscriptions	May 3, 2019	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Staffing, sales & marketing, product development, software subscriptions	May 3, 2019	Section(4)(a)(2)
Convertible Note	$10,000	1 Convertible Note	Staffing, sales & marketing, product development, software subscriptions	May 3, 2019	Section(4)(a)(2)
Convertible Note	$10,000	1 Convertible Note	Staffing, sales & marketing, product development, software subscriptions	May 3, 2019	Section(4)(a)(2)
Convertible Note	$30,000	1 Convertible Note	Staffing, sales & marketing, product development, software subscriptions	May 6, 2019	Section(4)(a)(2)

Convertible Note	$25,000	1 Convertible Note	Staffing, sales & marketing, product development, software subscriptions	May 7, 2019	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Staffing, sales & marketing, product development, software subscriptions	May 8, 2019	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Staffing, sales & marketing, product development, software subscriptions	June 18, 2019	Section(4)(a)(2)
Convertible Note	$25,000	1 Convertible Note	Staffing, sales & marketing, product development, software subscriptions	November 12, 2019	Section(4)(a)(2)
Convertible Note	$35,000	1 Convertible Note	Staffing, sales & marketing, product development, software subscriptions	January 7, 2020	Section(4)(a)(2)
Convertible Note	$75,000	1 Convertible Note	Staffing, sales & marketing, product development, software subscriptions	January 28, 2020	Section(4)(a)(2)
Convertible Note	$20,000	1 Convertible Note	Staffing, sales & marketing, product development, software subscriptions	February 13, 2020	Section(4)(a)(2)
Common Units	$9,833	9,833,517 Common Units	Staffing, sales & marketing, product development, software subscriptions	January 15, 2019	Section(4)(a)(2)
Preferred Units	$98,000	980,000 Preferred Units	Staffing, sales & marketing, product	January 15, 2019	Section(4)(a)(2)

			development, software subscriptions		
SAFE	$100,000	3 SAFEs	Staffing, sales & marketing, product development, software subscriptions	May 6, 2020	Section(4)(a)(2)
Crowd SAFEs*	$111,080	111,080 Crowd SAFEs	Working capital	April 10, 2021	Regulation CF

*This amount includes the fee of 2.0% of the Crowd SAFEs issued due to the intermediary for the offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: The Company entered into a loan agreement with a lender, who is the father of Tazio Diehl, a co-founder of the Company, which loaned $20,000 to the Company, but $10,000 has been repaid and the remainder will be repaid using proceeds from its Regulation CF offering.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

BAD ACTOR DISCLOSURE

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Zachary House
(Signature)

Zachary House
(Name)

CEO, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Zachary House
(Signature)

Zachary House
(Name)

CEO, Director
(Title)

01/15/2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

CountertopSmart Inc.

BALANCE SHEET
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1072 Bill.com Money Out Clearing	0.00
1110 Wells Fargo Checking (8388)	50,505.85
1120 Wells Fargo Savings (5312)	350.03
1130 Stripe Clearing Account	309.06
Total Bank Accounts	**$51,164.94**
Other Current Assets	
1320 Prepaid Expenses	2,495.00
1490 Other Current Assets	4,114.00
Total Other Current Assets	**$6,609.00**
Total Current Assets	**$57,773.94**
Fixed Assets	
1510 Computer & Network Hardware	0.00
Total Fixed Assets	**$0.00**
Other Assets	
1990 Other Long-Term Assets	1,371.34
Total Other Assets	**$1,371.34**
TOTAL ASSETS	**$59,145.28**

CountertopSmart Inc.

BALANCE SHEET
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2110 Accounts Payable (A/P)	1,480.09
Total Accounts Payable	**$1,480.09**
Credit Cards	
2120 Brex Credit Card	303.81
Total Credit Cards	**$303.81**
Other Current Liabilities	
2130 Accrued Expenses	75,664.14
2210 Accrued Payroll	461.53
2310 Stripe Advance Payable - Orig. 10/4/19	41,432.57
2311 Stripe Advance Fee	6,171.00
Total 2310 Stripe Advance Payable - Orig. 10/4/19	**47,603.57**
2320 Due to Randall House	20,000.00
2330 Due to Richard Diehl	20,000.00
2490 Other Current Liabilities	0.00
Total Other Current Liabilities	**$163,729.24**
Total Current Liabilities	**$165,513.14**
Long-Term Liabilities	
2510 Convertible Notes	435,000.00
2511 Accrued Interest - Convertible Notes	25,093.83
Total 2510 Convertible Notes	**460,093.83**
2520 Techstars Convertible Note	100,000.00
2521 Accrued Interest - Techstars Convertible Note	9,671.25
Total 2520 Techstars Convertible Note	**109,671.25**
2530 EIDL Loan	66,100.00
2540 PPP Loan	47,300.00
Total Long-Term Liabilities	**$683,165.08**
Total Liabilities	**$848,678.22**
Equity	
3000 Member Contributions	0.00
3110 Common Stock	977.09
3111 Additional Paid-in Capital - Common Stock	19,924.91
Total 3110 Common Stock	**20,902.00**
3210 Preferred Stock	98.00
3211 Additional Paid-In Capital - Preferred Stock	97,902.00
Total 3210 Preferred Stock	**98,000.00**

CountertopSmart Inc.

BALANCE SHEET

As of December 31, 2020

	TOTAL
3999 Retained Earnings	-544,150.97
Net Income	-364,283.97
Total Equity	**$ -789,532.94**
TOTAL LIABILITIES AND EQUITY	**$59,145.28**

CountertopSmart Inc.

PROFIT AND LOSS BY MONTH

January - December 2020

	JAN 2020	FEB 2020	MAR 2020	APR 2020	MAY 2020	JUN 2020	JUL 2020	AUG 2020	SEP 2020	OCT 2020	NOV 2020	DEC 2020	TOTAL
Income													
4100 Gross Merchandise Value	43,502.39	44,785.90	33,354.34	36,844.39	39,417.10	49,632.54	44,308.45	44,147.47	60,675.45	57,440.29	34,717.82	29,802.66	$518,628.80
4200 Inventory Fees Collected							800.00	880.00	546.00	294.00	294.00	1,597.60	$4,411.60
4400 Shipping Income							410.00	300.00	300.00	300.00	300.00	450.00	$2,060.00
4500 Refunds	-3,079.86	-2,626.52	-4,229.71	-2,840.38	-3,298.52	-5,069.16	-4,074.95	-2,791.56	-5,914.67	-3,914.93	-7,516.17	-4,007.20	$ -49,363.63
4990 Seller Payouts	-19,260.34	-19,604.55	-14,528.56	-17,897.32	-19,650.27	-22,049.35	-18,194.01	-18,852.99	-26,213.66	-20,935.42	-16,457.78	-15,568.19	$ -229,212.44
Total Income	**$21,162.19**	**$22,554.83**	**$14,596.07**	**$16,106.69**	**$16,468.31**	**$22,514.03**	**$23,249.49**	**$23,682.92**	**$29,393.12**	**$33,183.94**	**$11,337.87**	**$12,274.87**	**$246,524.33**
Cost of Goods Sold													
5110 Web Hosting	184.69	199.95	408.04	427.68	428.22	408.45	442.29	591.14	713.39	713.24	713.67	714.39	$5,945.15
5210 Merchant Processing Fees	1,848.54	1,133.02	1,900.03	981.97	1,271.75	1,382.06	1,557.97	1,351.49	1,832.27	1,751.16	1,040.47	1,809.28	$17,860.01
5410 Shipping													$0.00
5411 Freight		16.50		303.50	16.50	1,262.89	53.77	281.32	1,183.86	734.86	1,833.70	481.37	$6,168.27
5412 Handling				36.85	100.40	95.80	43.30	307.55	431.98	148.39			$1,164.27
Total 5410 Shipping		**16.50**		**340.35**	**116.90**	**1,358.69**	**97.07**	**588.87**	**1,615.84**	**883.25**	**1,833.70**	**481.37**	**$7,332.54**
Total Cost of Goods Sold	**$2,033.23**	**$1,349.47**	**$2,308.07**	**$1,750.00**	**$1,816.87**	**$3,149.20**	**$2,097.33**	**$2,531.50**	**$4,161.50**	**$3,347.65**	**$3,587.84**	**$3,005.04**	**$31,137.70**
GROSS PROFIT	**$19,128.96**	**$21,205.36**	**$12,288.00**	**$14,356.69**	**$14,651.44**	**$19,364.83**	**$21,152.16**	**$21,151.42**	**$25,231.62**	**$29,836.29**	**$7,750.03**	**$9,269.83**	**$215,386.63**
Expenses													
6100 Payroll Expenses													$0.00
6110 Wages	16,933.82	20,583.64	20,146.47	15,621.55	23,232.41	22,147.93	28,166.15	23,210.16	22,998.79	24,076.39	21,133.32	15,946.14	$254,196.77
6120 Employer Portion of Benefits	1,174.08	1,174.08	1,174.08	1,174.08	1,174.08	1,174.08	979.48	1,214.30	1,214.30	1,214.30	1,214.30	1,214.30	$14,095.46
6130 Employer Portion of Tax	1,454.09	1,438.84	1,261.24	842.58	1,338.73	1,235.72	1,544.65	1,235.72	1,235.72	1,235.72	1,180.91	910.35	$14,914.27
6140 Payroll Fees	442.16	114.58	392.28	512.44	696.94	493.36	501.07	429.40	293.34	462.17	504.16	329.59	$5,171.49
Total 6100 Payroll Expenses	**20,004.15**	**23,311.14**	**22,974.07**	**18,150.65**	**26,442.16**	**25,051.09**	**31,191.35**	**26,089.58**	**25,742.15**	**26,988.58**	**24,032.69**	**18,400.38**	**$288,377.99**
6150 Training & Education		72.00											$72.00
6190 Other Labor Related Expense	70.00		70.00		35.00	35.00				70.00	77.00	119.00	$476.00
6200 Contractors													$0.00
6210 Contractors - Web Development										1,307.13			$1,307.13
6220 Contractors - Operations	274.45	818.70						179.23	490.22			40.00	$1,802.60
6230 Contractors - Marketing							1,050.00	1,050.00	1,050.00	1,050.00	1,050.00	1,050.00	$6,300.00
Total 6200 Contractors	**274.45**	**818.70**					**1,050.00**	**1,229.23**	**1,540.22**	**2,357.13**	**1,050.00**	**1,090.00**	**$9,409.73**
6300 Professional Services													$0.00
6310 Accounting	669.20	570.20	570.20	570.20	570.20	570.20	2,265.00	1,219.16	1,210.95	1,241.76	1,350.28	3,404.09	$14,211.44
6330 Legal	252.00				7,474.28				2,652.50		1,480.09	0.00	$11,858.87
6390 Other Professional Fees	1,990.00	1,990.00	1,990.00	1,990.00	1,990.00	1,990.00	1,990.00	1,990.00	1,990.00	1,990.00	1,990.00	2,095.00	$23,985.00
Total 6300 Professional Services	**2,911.20**	**2,560.20**	**2,560.20**	**2,560.20**	**10,034.48**	**2,560.20**	**4,255.00**	**3,209.16**	**5,853.45**	**3,231.76**	**4,820.37**	**5,499.09**	**$50,055.31**
6400 Marketing and Advertising													$0.00
6410 Digital Advertising	3,115.14	4,877.25	4,304.78			2,440.63	6,301.37	7,823.04	10,843.66	10,378.57	9,252.52	7,313.93	$66,650.89
6411 Paid Search	8,083.82	8,054.51	7,680.40	1,765.90	3,219.67	4,793.15	5,293.15	7,293.15	5,303.81	10,000.00	8,607.62	4,303.81	$74,398.99
6430 Print Advertising	-3,000.00	5,225.00	1,225.00	3,075.00	1,225.00	404.27	404.15			1,850.00	1,850.00		$12,258.42
6450 Fabricator Sales Commissions	1,778.17				1,377.38	138.13	2,299.12	2,983.45	2,271.70	2,834.35	274.92	-1,321.95	$12,635.27
6490 Other Advertising and Marketing	6,000.00	2,000.00											$8,000.00
Total 6400 Marketing and Advertising	**15,977.13**	**20,156.76**	**13,210.18**	**4,840.90**	**5,822.05**	**7,776.18**	**14,297.79**	**18,099.64**	**18,419.17**	**25,062.92**	**19,985.06**	**10,295.79**	**$173,943.57**
6510 Travel													$0.00
6512 Gas & Fuel	318.87	356.35	296.46	373.65	315.56	392.10	431.36	649.85	493.80	345.26	485.49	405.67	$4,864.42
6515 Parking + Tolls	41.42	8.15	7.32		37.65		39.97					38.60	$173.11
6519 Other Travel Expenses			40.00										$40.00
Total 6510 Travel	**360.29**	**364.50**	**343.78**	**373.65**	**353.21**	**392.10**	**471.33**	**649.85**	**493.80**	**345.26**	**485.49**	**444.27**	**$5,077.53**

CountertopSmart Inc.

PROFIT AND LOSS BY MONTH

January - December 2020

	JAN 2020	FEB 2020	MAR 2020	APR 2020	MAY 2020	JUN 2020	JUL 2020	AUG 2020	SEP 2020	OCT 2020	NOV 2020	DEC 2020	TOTAL
6520 Meals and Entertainment													$0.00
6521 Meals	38.31	97.20	56.14	33.30	70.00	18.19	40.08	30.00	81.99			17.32	$482.53
Total 6520 Meals and Entertainment	**38.31**	**97.20**	**56.14**	**33.30**	**70.00**	**18.19**	**40.08**	**30.00**	**81.99**			**17.32**	**$482.53**
6620 Utilities	39.00	39.00	39.00	39.00	39.00	39.00	39.00	39.00	39.00	39.00	39.00	39.00	$468.00
6640 Repairs & Maintenance							800.60	669.65					$1,470.25
6710 Computer Equipment & Peripherals Expense	345.51	421.76	18.23	747.37	28.66	303.32	18.01	7.57	17.95	7.57	17.58	7.57	$1,941.10
6720 Office Supplies	66.46	246.77	10.81	120.59	318.55	190.77	201.64	449.15	575.85	1,217.14	405.35	642.65	$4,445.73
6730 Software													$0.00
6731 Software - CRM	120.19	118.37	118.37	118.37	118.37	118.37	118.37	118.37	118.37	118.37	118.85	119.71	$1,424.08
6732 Software - Development	506.00	1,475.13	545.00	545.00	545.00	46.00	46.00	46.00	46.00	46.00	39.00	53.00	$3,938.13
6733 Administrative Software Subscriptions			190.00	65.00	65.00	564.00	638.62	638.62	638.62	778.57	651.40	663.40	$4,893.23
Total 6730 Software	**626.19**	**1,593.50**	**853.37**	**728.37**	**728.37**	**728.37**	**802.99**	**802.99**	**802.99**	**942.94**	**809.25**	**836.11**	**$10,255.44**
6810 Charitable Contributions										250.00			$250.00
6820 Taxes and Licenses		450.00											$450.00
6840 Insurance Expense	587.04							220.50			707.50		$1,515.04
6850 Bank Service Charges	67.01	42.01	27.01	27.01	42.01	27.01	27.01	42.01	27.01	27.01	42.01	27.01	$424.12
Total Expenses	**$41,366.74**	**$50,173.54**	**$40,162.79**	**$27,621.04**	**$43,913.49**	**$37,121.23**	**$53,194.80**	**$51,538.33**	**$53,593.58**	**$60,539.31**	**$52,471.30**	**$37,418.19**	**$549,114.34**
NET OPERATING INCOME	$ -22,237.78	$ -28,968.18	$ -27,874.79	$ -13,264.35	$ -29,262.05	$ -17,756.40	$ -32,042.64	$ -30,386.91	$ -28,361.96	$ -30,703.02	$ -44,721.27	$ -28,148.36	$ -333,727.71
Other Income													
7110 Interest Income			0.01						0.01				$0.02
Total Other Income	**$0.00**	**$0.00**	**$0.01**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.01**	**$0.00**	**$0.00**	**$0.00**	**$0.02**
Other Expenses													
7210 Interest Expense	7,096.16	2,036.05	2,136.50	2,029.90	2,075.27	1,965.60	1,974.62	2,027.36	2,055.18	2,123.29	2,421.60	2,614.75	$30,556.28
Total Other Expenses	**$7,096.16**	**$2,036.05**	**$2,136.50**	**$2,029.90**	**$2,075.27**	**$1,965.60**	**$1,974.62**	**$2,027.36**	**$2,055.18**	**$2,123.29**	**$2,421.60**	**$2,614.75**	**$30,556.28**
NET OTHER INCOME	$ -7,096.16	$ -2,036.05	$ -2,136.49	$ -2,029.90	$ -2,075.27	$ -1,965.60	$ -1,974.62	$ -2,027.36	$ -2,055.17	$ -2,123.29	$ -2,421.60	$ -2,614.75	$ -30,556.26
NET INCOME	$ -29,333.94	$ -31,004.23	$ -30,011.28	$ -15,294.25	$ -31,337.32	$ -19,722.00	$ -34,017.26	$ -32,414.27	$ -30,417.13	$ -32,826.31	$ -47,142.87	$ -30,763.11	$ -364,283.97

CountertopSmart Inc.

STATEMENT OF CASH FLOWS
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-364,283.97
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1320 Prepaid Expenses	587.04
1490 Other Current Assets	-4,114.00
2110 Accounts Payable (A/P)	1,480.09
2120 Brex Credit Card	303.81
2130 Accrued Expenses	1,126.21
2210 Accrued Payroll	-3,562.65
2310 Stripe Advance Payable - Orig. 10/4/19	24,500.04
2311 Stripe Advance Payable - Orig. 10/4/19:Stripe Advance Fee	6,171.00
2320 Due to Randall House	20,000.00
2330 Due to Richard Diehl	20,000.00
2490 Other Current Liabilities	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**66,491.54**
Net cash provided by operating activities	**$ -297,792.43**
INVESTING ACTIVITIES	
1990 Other Long-Term Assets	-1,371.34
Net cash provided by investing activities	**$ -1,371.34**
FINANCING ACTIVITIES	
2510 Convertible Notes	210,000.00
2511 Convertible Notes:Accrued Interest - Convertible Notes	18,493.21
2521 Techstars Convertible Note:Accrued Interest - Techstars Convertible Note	5,013.72
2530 EIDL Loan	66,100.00
2540 PPP Loan	47,300.00
Net cash provided by financing activities	**$346,906.93**
NET CASH INCREASE FOR PERIOD	**$47,743.16**
Cash at beginning of period	3,421.78
CASH AT END OF PERIOD	**$51,164.94**